United States securities and exchange commission logo





                               March 6, 2023

       Mohan Ananda
       Chief Executive Officer
       Innovative International Acquisition Corp.
       24681 La Plaza Ste 300
       Dana Point, CA 92629

                                                        Re: Innovative
International Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 7,
2023
                                                            File No. 333-269627

       Dear Mohan Ananda:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. We note that the Sponsor entered into a Sponsor Support Agreement, pursuant to which the Sponsor
agreed, among other things, to not to redeem or transfer any of the shares held by the
Sponsor. Please describe any consideration provided in exchange for this agreement.
   2. We note your disclosure concerning the Ananda Trust Investment. Please highlight material differences in
the terms and price of securities issued at the time of the IPO as compared to the Ananda
Trust Investment.
 Mohan Ananda
FirstName
Innovative LastNameMohan    AnandaCorp.
           International Acquisition
Comapany
March      NameInnovative International Acquisition Corp.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
Questions and Answers
What equity stake...., page 14

3. Please also disclose the total percentage ownership interest to be held by the Sponsor, together with its affiliates, in the combined company assuming exercise and conversion of all securities, as well as the total percentage ownership interest to be held by the executive officers and directors of New Zoomcar in the combined company assuming exercise and conversion of all of the securities (in both cases in the event of no and full redemption of public shares).
Do any of IOAC's sponsor, directors or officers have interests...., page 22

4. We note your disclosure here and elsewhere that the sponsor and IOAC's officers and directors will lose "their entire investment, an aggregate of $9,625,000, in IOAC if an initial business combination is not completed by July 29, 2023 (or such later date as
         approved by IOAC   s shareholders)." Please revise to clarify the
nature of such investment
         of $9,625,000 (i.e., whether it includes some or all of the interests described in the other bullets in this Answer, which such interests, etc.).
5. Please revise your disclosure to also quantify the aggregate value of all payments and reimbursements, including amounts due to the sponsor, officers and directors, and their affiliates under the terms of these arrangements and agreements (in addition to your disclosure regarding individual amounts payable under such arrangements and agreements).
Certain Other Benefits in the Business Combination, page 36

6. Please revise to also include the aggregate fees payable to Cantor that are contingent on completion of the business combination for all services provided (in addition to your disclosure regarding individual amounts payable to Cantor upon completion of the business combination).
Comparative Per Share Information, page 46

7. The historical book value per share for IOAC as of September 30, 2022 and December 31,
         2021 of $6.84 and $6.97 per share, respectively, appear to be incorrect as IOAC had negative shareholder's equity as of each of these dates. Please advise or revise as appropriate.
Risk Factors
There is a risk that a U.S. Holder...., page 101

8. Please expand this risk factor to describe any uncertainty regarding whether the
         Domestication will qualify as a reorganization under Section 368(a). Also disclose whether the company will be considered a PFIC and any uncertainty regarding whether it will be considered a PFIC.
 Mohan Ananda
Innovative International Acquisition Corp.
March 6, 2023
Page 3
The Merger Agreement, page 106

9. We note that IOAC's charter waives the corporate opportunity doctrine. In connection with your description of the business combination transaction, please address this possible conflict of interest and assess whether the waiver impacted the IOAC s search for an investment target. In addition, if applicable, please disclose whether officers and directors have fiduciary or contractual obligations to other entities, and whether they and/or the
         Sponsor holds a financial interest in the target company. If they do hold a financial interest in Zoomcar, disclose the value of the financial interest. Background of the Business Combination, page 107

10. We note your disclaimer, "[t]his chronology does not purport to catalogue every conversation or correspondence among representatives of IOAC, Zoomcar, their respective representatives or any other party." Please be advised that, notwithstanding the inclusion of a disclaimer, you are responsible for considering whether additional specific disclosures of material information are required to make the statements included in the filing not misleading. Please confirm your understanding in this regard.
Description of negotiation process with Zoomcar, page 110

11. We note your disclosure that "IOAC took several rounds of discussions before proposing a term sheet." Please revise to provide more details concerning these discussions. Please describe the dates of phone calls or meetings and who attended the meetings, including whether the parties' financial or legal advisors attended. If the conversations concerned items that became deal points, for example an estimate of the deal size, include that information, as well. Similarly, we note your disclosure, "Between August 18, 2022 and
         October 12, 2022, representatives of IOAC and Zoomcar met numerous times via video conference and telephone with representatives of Houlihan Capital to discuss such topics
         as Zoomcar   s industry, financial performance, growth opportunities,
competitive
         positioning and management team. In addition, representatives of Houlihan Capital reviewed and analyzed documents and data provided in the online data room and held
         numerous discussions with IOAC   s and Zoomcar   s management teams."
In this
         disclosure and throughout your discussion of the background of the business combination, please detail the names and roles of the persons who attended meetings, and provide details of the matters discussed, document drafts that were exchanged and agreements made. Please review your background disclosures and revise accordingly.
Material U.S. Federal Income Tax Consequences of the Domestication to IOAC Shareholders,
page 155 LastNameMohan Ananda
FirstName
Comapany
12.       NameInnovative
      Please               International
             expand your disclosure       Acquisition
                                     to state         Corp.
                                              whether the company will be
considered a PFIC
March and discuss
      6, 2023 Pageany
                   3 uncertainty regarding whether the company will be considered a PFIC.
FirstName LastName
 Mohan Ananda
FirstName
Innovative LastNameMohan    AnandaCorp.
           International Acquisition
Comapany
March      NameInnovative International Acquisition Corp.
       6, 2023
March4 6, 2023 Page 4
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Operations
For The Nine Months Ended September 30, 2022, page 189

13.      We note your Unaudited Pro Forma Condensed Combined Statement of
Operations
         includes the "unaudited and unreviewed statement of operations for Zoomcar for the three-months ended December 31, 2022." Please note Rule 11-02(c)(2)(i) of Regulation
         S-X requires the inclusion of results "from the most recent fiscal year end to the most recent interim date for which a balance sheet is required," as such, inclusion of unaudited and unreviewed results not included in the filing would not appear to be appropriate.
         Please advise, or revise accordingly.
2) Adjustments to Unaudited Pro Forma Condensed Combined Statement Operations, page 193

14. Refer to footnote (p) - Please explain in further detail the significant assumptions that were used to calculate or determine this pro forma adjustment. Information About IOAC, page 195

15. When discussing total proceeds raised from IOAC's IPO, here and elsewhere throughout the filing including MD&A, please balance your disclosure with similar discussion from your prospectus, that "IOAC shareholders holding 19,949,665 public shares exercised their right to redeem such shares" and "approximately $206.5 million was removed from the Trust Account to pay such holders."
Zoomcar Management's Discussion and Analysis
Key business metrics
Booking Days, page 246

16. We note your discussion relating to the increase in booking days during the 6 months ended September 30, 2022. Please provide similar discussion on the decline in booking days during Q3-22 as compared to Q2-22.
Non-GAAP Financial Measures, page 254

17. Please revise to ensure financial statements and other data read consistently from left to right in the same chronological order throughout the filing. For example, your non-
         GAAP measures and key business metrics begin with the earliest period and end with the latest period while your consolidated financial statements and related disclosures begin with the latest period and end with the earliest period. Refer
         to SAB Topic 11.E.
Recent Accounting Pronouncements, page 261

18. The disclosures with respect to the required adoption dates for certain recent accounting pronouncements provided on page 261 are inconsistent with those provided on pages F-57
 Mohan Ananda
FirstName
Innovative LastNameMohan    AnandaCorp.
           International Acquisition
Comapany
March      NameInnovative International Acquisition Corp.
       6, 2023
March5 6, 2023 Page 5
Page
FirstName LastName
         and F-95 and F-96 of Zoomcar's audited and interim financial statements. Please reconcile and revise these disclosures. Also, it appears that certain of these recent pronouncements discussed on page 261 were adopted by Zoomcar during the six month period ended September 30, 2022. Please revise your discussion on page 261 to discuss the impact of their adoption on Zoomcar's consolidated financial statements.
Beneficial Ownership of Securities, page 278

19. Please disclose the natural persons with investment and/or voting control over the securities held by each of Ford Next LLC, Mahindra & Mahindra Limited and Sequoia
         Capital India Investments IV.
Unaudited Financial Statements of Innovative International Acquisition Corp.
Note 9. Subsequent Events, page F-37

20. Please tell us your consideration of including subsequent events disclosure relating to the redemption of 19,949,665 public shares in connection with the extension amendment.
         Refer to ASC 855-10-50-2.
Audited Financial Statements for Zoomcar, Inc. for the fiscal year ended March 31, 2022
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
ii. Principles of Consolidation, page F-45

21. Your disclosure on page F-46 indicates that the subsidiaries and step-down subsidiaries of
         Zoomcar Inc. have been consolidated using the variable interest model pursuant to ASC
         810. Please revise the notes to your audited and interim financial statements to include the disclosures required by ASC 810-10-50, as applicable, with respect to your variable interests in these entities.
Unaudited Financial Statements of Zoomcar, Inc., page F-89

22. Please revise to mark the 'Condensed Consolidated Statements of Redeemable Non-
         Controlling Interests, Mezzanine Equity And Stockholder   s Equity'
and 'Notes To
         Condensed Consolidated Financial Statements' for the interim period ended September 30,
         2022 for Zoomcar, Inc. as unaudited.
Notes to Condensed Consolidated Financial Statements
2. Summary of Significant Accounting Policies
iv. Revenue Recognition, page F-93

23. We note from your disclosure on page 245 and from your discussions of your period over period results, that a portion of 'Host incentives' and 'uncollected fees' are accounted for as reductions to revenue with the remainder recorded to either marketing expense or cost of revenue. Please provide us Zoomcar, Inc.'s analysis for the allocation of these charges. In
 Mohan Ananda
Innovative International Acquisition Corp.
March 6, 2023
Page 6
         your response, please make reference to the applicable accounting literature, with specific reference to ASC 606-10-32-5 through 13 and ASC 606-10-32-25 through 27.
Item 21. Exhibits and Financial Statement Schedules
Exhibit 23.2, page II-2

24. Please provide a currently dated consent from Zoomcar, Inc.'s registered accounting firm as an exhibit to the next amendment to your registration statement. Refer to
         Item 601(b)(23) of Regulation S-K.
General

25. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your disclosure related to dilution.
26. In an appropriate place in your filing disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by sponsors, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels you disclose, including any needed assumptions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Abe Friedman at 202-551-8298 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.



FirstName LastNameMohan Ananda                          Sincerely,
Comapany NameInnovative International Acquisition Corp.
                                                        Division of Corporation
Finance
March 6, 2023 Page 6                                    Office of Trade &
Services
FirstName LastName